Exhibit 16.1

December 16, 2015

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Streamline Health Solutions, Inc. (the Company) and, under the date of April 16, 2015, we reported on the consolidated financial statements of Streamline Health Solutions, Inc. as of and for the years ended January 31, 2015 and 2014, and the effectiveness of internal control over financial reporting as of January 31, 2015. On December 10, 2015, we were dismissed.  We have read the Company’s statements included under Item 4.01 of its Form 8-K dated December 10, 2015, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the change was approved by the Audit Committee of the Board of Directors, or that the engagement of RSM US LLP was the result of a comprehensive, competitive process conducted by the Company’s Audit Committee, or that the Company nor anyone on its behalf consulted with RSM US LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that RSM US LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or a “reportable event”.

Very truly yours,

/s/ KPMG LLP